Exhibit 99.1

China Yuchai Subsidiary Adopts Equity Incentive Plan

SINGAPORE, March 21, 2025 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), today announced an equity incentive plan was approved by the shareholders of Yuchai and implemented today by Guangxi SKY Cloud Technology Co., Ltd. (formerly known as Guangxi Xing Yun Cloud Technology Co., Ltd. (“Sky Cloud”)), in respect of the equity interest in Sky Cloud (the “Equity Plan”). China Yuchai owns a 76.41% equity ownership in Yuchai, and Sky Cloud is a wholly owned subsidiary of Yuchai.

The registered capital of Sky Cloud is RMB 5 million. Pursuant to the Equity Plan, the registered capital of Sky Cloud will increase by an aggregate of RMB 1.25 million which corresponds to a 20% interest of the enlarged registered capital of Sky Cloud (the “Sky Cloud Interest”).

The Sky Cloud Interest will be granted in two (2) phases to the participants (the “Participants”), who are selected employees, directors and senior officers of Sky Cloud. Phase One will amount to an aggregate amount of RMB 1,080,002 at a subscription price of RMB 1 per RMB 1 registered capital of Sky Cloud. The remaining Sky Cloud Interest will be granted in Phase Two by June 30, 2027, at a subscription price of 80% of the latest audited net assets value or RMB 1 (whichever is higher) per RMB 1 registered capital of Sky Cloud.

The Sky Cloud Interest will be held by separate partnership vehicles established by the Participants of the Equity Plan in different proportions. The Participants in turn hold direct interests in such partnership vehicles in accordance with the terms and conditions of the Equity Plan (including various lock-up restrictions as specified under the Equity Plan).

With the implementation of the Equity Plan, Yuchai aims to motivate and incentivize employees who play a vital role in Sky Cloud’s long-term growth, and for their continued contributions, dedication and loyalty to Yuchai.

Under the International Financial Reporting Standards (“IFRS”), there is expected to be a charge of share-based expenses to the China Yuchai’s profit and loss account in relation to the Equity Plan. Such charge will be determined based on, among other things, a valuation of Sky Cloud. The impact of the share-based expenses is considered immaterial to China Yuchai.

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, strong research and development team, and significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2024, Yuchai sold 356,586 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai group of entities' operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com